Quarterly Production Report
Release time	Immediate
Date	30 April 2001
Quarter	Ended 31 March 2001

Minerals
- Steelmaking and Energy Materials
	quarter	% change	YTD	% change
Coal (Queensland) (millions tonnes)	7.879	25	21.654	15
Iron Ore (West Aust)* (millions tonnes)	13.389	10	43.164	14
Briquettes (West Aust) ('000 tonnes)	176.5	180	573	78

(*BHP has changed the basis for reporting its share of iron ore production and shipments from Dry Metric Tonnes to Wet Metric Tonnes.)

Queensland coal production for the quarter ended 31 March 2001 was higher due to the acquisition of QCT Resources Limited in November 2000 and increased volumes at the Blackwater mine following the opening of the Bonnie Doon pit in February 2000. Production at South Walker Creek was also higher following the upgrade of the Coal Preparation Plant, which was commissioned in September 2000. This was in part offset by lower production at the Peak Downs and Crinum mines as a result of industrial action. New Mexico Coal recorded increased production as a result of the California power crisis and higher tonnage requirements from the San Juan Generating Station. Thermal coal production increased on the corresponding quarter, although shipments declined due to scheduling.

WA iron ore production and shipments were higher for the quarter reflecting increased sales and better weather conditions than the corresponding quarter last year. Increased sales of fines were also recorded in all markets

Production at BHP's WA HBI plant for the quarter has been short of expectations due to heavy rainfall, a cyclone and a power failure. However, a new campaign length record of 138 days was achieved and learnings and improvements are continuing. Orinoco HBI commentary will no longer be provided following BHP's announcement on 29 March 2001 that it would write-off its equity investment and cease any further investment in the project.

- Non-Ferrous and Industrial Materials
	quarter	% change	YTD	% change
Copper in concentrate ('000 tonnes)	174	(2)	553	3
Diamonds (Ekati) ('000 carats)	375	27	1 001	8
Silver in concentrate (Cannington) ('000 ounces)	6 989	(11)	23 378	9

Production of copper in concentrate for the quarter ended 31 March 2001 reflected lower head grade and copper recovery at Escondida. Tintaya production declined during the quarter due to lower head grade and interruptions resulting from wet weather. In addition, lower shipments at Tintaya reflect deferrals to the June 2001 quarter.

Ekati diamond production was higher than the corresponding quarter last year due to increased plant capacity following a primary crusher upgrade and commissioning of an x-ray sorter. Carat grades in the March 2001 quarter were also higher as a result of mining the north part of the Panda pipe, which has historically contained higher grade ore.

Cannington silver production was lower for the quarter compared to the same period last year due to lower head grades resulting in lower concentrate production. Shipments for the quarter were higher as a result of a record shipping month in January 2001.
Petroleum
	quarter	% change	YTD	% change
Oil & Condensate ('000 barrels)	19 911	(10)	60 730	3
Natural Gas (bcf)	67.6	14	190.2	8

Oil and condensate production for the quarter ending 31 March 2001 was lower compared to the corresponding quarter last year due to natural field decline at Bass Strait and the sale of the Buffalo field in September 2000. This was in part offset by higher production from the Griffin field due to successful infill drilling. Production levels at Liverpool Bay were also higher for the quarter.

Gas production for the period was higher than the corresponding quarter last year reflecting the commencement of sales to New South Wales and the addition of production from the Zamzama field in Pakistan and the Keith field in the North Sea.

Steel
	quarter	% change	YTD	% change
Raw Steel (Core) ('000 tonnes)	1 277	(6)	4 104	0
Raw Steel (Discont.)* ('000 tonnes)	0	-	508	(65)

(*Figures reflect the spinout of OneSteel, effective 31 October 2000.)

Raw steel production (core steel operations) for the quarter was lower than for the corresponding period last year due to industrial disputes and planned maintenance at the Port Kembla steelworks. This was partly offset by increased production at Offshore Rolled and Coated Products operations and the Delta, Ohio mini-mill. Steel despatches were also higher for the quarter.
Production and Shipment Report
Release time	Immediate
Date
Quarter	MARCH 2001

		QUARTER ENDED				9 MONTHS	9 MONTHS
		31 MAR	31 DEC	31 MAR		TO MAR	TO MAR
		2001	2000	2000	% change	2001	2000	% change

Minerals
Steelmaking and Energy Materials
Production
Coal	('millions t)	15.526	14.973	13.073	19%	43.567	40.227	8%
Iron Ore - West Aust (1)	('millions t)	13.389	13.700	12.128	10%	43.164	37.781	14%
Iron Ore - Brazil	('millions t)	1.885	1.860	1.675	13%	5.616	4.975	13%
HBI - Venezuela	('000 t)	67	82	30	>100%	197	114	74%
HBI - West Aust	('000 t)	176	291	63	>100%	573	322	78%
Shipments
Coal	('millions t)	15.067	15.352	13.364	13%	43.985	39.440	12%
Iron Ore - West Aust	('millions t)	15.121	14.275	11.747	29%	45.228	38.848	16%
Iron Ore - Brazil	('millions t)	1.699	2.097	1.714	-1%	5.512	5.480	1%
HBI - Venezuela	('000 t)	52	66	32	62%	159	123	29%
HBI - West Aust	('000 t)	238	107	93	>100%	399	332	20%
Non-Ferrous and Industrial Materials
Production
Copper in concentrate	('000 t)	174	190	178	-2%	553	538	3%
Copper cathodes (SXEW)	('000 t)	28	28	28	0%	82	84	-3%
Gold in concentrate	(fine oz)	138 618	153 350	137 302	1%	464 961	379 932	22%
Silver in (lead) concentrate	('000 oz)	6 989	8 194	7 823	-11%	23 378	21 425	9%
Lead in concentrate	(tonnes)	47 608	52 108	51 001	-7%	153 745	146 609	5%
Zinc in concentrate	(tonnes)	18 868	21 335	14 830	27%	55 759	46 542	20%
Diamonds	('000 carats)	375	318	296	27%	1 001	931	8%
Shipments
Copper	('000 t)	181	203	194	-7%	530	682	-22%
Copper cathodes (SXEW)	('000 t)	29	26	28	4%	84	84	0%
Gold	(fine oz)	141 178	168 818	151 696	-7%	438 767	467 039	-6%
Silver in concentrate	('000 oz)	8 779	7 095	6 842	28%	23 359	20 836	12%
Lead in concentrate	(tonnes)	58 893	45 300	46 731	26%	152 698	144 879	5%
Zinc in concentrate	(tonnes)	24 795	15 726	14 114	76%	54 374	46 662	17%

Petroleum
Production
Crude oil & condensate	('000 bbl)	19 911	20 000	22 134	-10%	60 730	58 951	3%
Natural gas	(bcf)	67.6	60.8	59.4	14%	190.2	175.4	8%
LPG	('000 t)	170.6	155.0	177.5	-4%	498.4	514.3	-3%
Ethane	('000 t)	15.7	10.0	18.0	-13%	48.9	59.9	-18%
Methanol	('000 t)	0.0	-	10.3	-100%	0.0	27.6	-100%
Steel
Core
Production
Raw steel	('000 t)	1 277	1 372	1 356	-6%	4 104	4 122	0%
Marketable steel products	('000 t)	1 345	1 268	1 199	12%	3 852	3 616	7%
Despatches
Steel despatches	('000 t)	1 282	1 236	1 156	11%	3 754	3 505	7%

Discontinuing Operations
Production
Raw steel	('000 t)	-	135	367	-100%	508	1 455	-65%
Marketable steel products	('000 t)	-	171	696	-100%	711	2 233	-68%
Despatches
Steel despatches	('000 t)	-	166	716	-100%	692	2 275	-70%

Figures include BHP share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(1) BHP has changed the basis of reporting Iron Ore production and shipments from dry tonnes to wet tonnes

PRODUCTION AND SHIPMENT REPORT (1) - MARCH 2001

		QUARTER ENDED			9 MONTHS	9 MONTHS
		31 MAR	31 DEC	31 MAR	TO MAR	TO MAR
		2001	2000	2000	2001	2000

MINERALS (1) (2)

Coal Production
Queensland
CQCA
- Blackwater	(millions tonnes)	1.066	1.076	0.931	3.198	2.708
- Goonyella	(millions tonnes)	0.967	0.965	0.865	2.856	2.617
- Peak Downs	(millions tonnes)	0.571	0.886	1.007	2.350	2.781
- Saraji	(millions tonnes)	0.504	0.433	0.663	1.545	1.761
- Norwich Park	(millions tonnes)	0.411	0.434	0.451	1.325	1.536
Gregory Joint Venture
- Gregory	(millions tonnes)	0.292	0.109	0.134	0.698	0.684
- Crinum	(millions tonnes)	0.553	0.861	0.767	1.968	1.861
BHP Mitsui Coal
- Moura (3)	(millions tonnes)	0.000	0.000	0.000	0.000	0.554
- Riverside	(millions tonnes)	0.834	0.727	0.911	2.306	2.458
- South Walker Creek (Trial Mine)	(millions tonnes)	0.844	0.798	0.575	2.311	1.851
BHP total share of production (Queensland)	(millions tonnes)	6.042	6.289	6.304	18.557	18.811

Queensland - QCT Resources Limited (4)
CQCA	(millions tonnes)	1.093	0.732	0.000	1.825	0.000
Gregory Joint Venture	(millions tonnes)	0.213	0.173	0.000	0.386	0.000
South Blackwater	(millions tonnes)	0.531	0.355	0.000	0.886	0.000
		1.837	1.260	0.000	3.097	0.000

NSW
Illawarra Collieries	(millions tonnes)	1.619	1.328	1.445	4.685	4.505
BHP total share of production (NSW)	(millions tonnes)	1.619	1.328	1.445	4.685	4.505

Indonesia (5)
- Senakin	(millions tonnes)	0.924	1.050	0.893	2.898	3.051
- Satui	(millions tonnes)	0.926	0.871	0.786	2.656	2.414
- Petangis	(millions tonnes)	0.185	0.213	0.204	0.641	0.658
BHP total share of production (Indonesia)	(millions tonnes)	2.035	2.134	1.883	6.195	6.123

USA
New Mexico Operations
- Navajo Mine	(millions tonnes)	1.838	2.119	1.956	5.501	6.388
- San Juan Mine	(millions tonnes)	2.155	1.843	1.485	5.532	4.400
BHP total share of production (USA)	(millions tonnes)	3.993	3.962	3.441	11.033	10.880
BHP total share of production	(millions tonnes)	15.526	14.973	13.073	43.567	40.227

Total Coal Shipments
- Metallurgical	(millions tonnes)	8.824	8.670	6.963	24.424	21.206
- Thermal	(millions tonnes)	6.243	6.682	6.401	19.561	18.234
BHP total share of shipments	(millions tonnes)	15.067	15.352	13.364	43.985	39.440

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)	Coal production is reported on the basis of saleable product.
(3)	Sale of Moura Mine was effective 20 August 1999.
(4)	Production reported represents BHP's equity interest in MetCoal Holdings (50%). MetCoal Holdings is 50/50 owned by BHP and Mitsubishi Development Pty Ltd and acquired QCT Resources Limited in November 2000.
(5)	Production reported at 86.5%, after allowing for the Indonesian state - owned corporation's 13.5% share of all production.

MINERALS (1)

Iron Ore (2)
Production
Western Australia
Mt Newman Joint Venture		4.591	5.5	4.690	15.713	13.366
Goldsworthy Joint Venture	(millions tonnes)	1.453	1.730	1.054	4.816	4.690
Yandi Joint Venture	(millions tonnes)	6.354	5.840	5.255	19.266	16.048
Jimblebar	(millions tonnes)	0.991	1.250	1.129	3.369	3.677
BHP total share of production
(Western Australia)	(millions tonnes)	13.389	14.320	12.128	43.164	37.781

Brazil
Samarco (3)	(millions tonnes)	1.885	1.910	1.675	5.616	4.975

Australian Shipments
- Lumps	(millions tonnes)	3.950	3.730	3.276	11.623	10.489
- Fines	(millions tonnes)	11.171	11.400	8.471	33.605	28.359
BHP total share of Australian shipments	(millions tonnes)	15.121	15.130	11.747	45.228	38.848

Brazil
Samarco (3)	(millions tonnes)	1.699	2.150	1.714	5.512	5.480

Hot Briquetted Iron - Venezuela (3)
Production	('000 tonnes)	66.9	82.0	30.1	197.5	113.8
Shipments	('000 tonnes)	52.1	66.0	32.2	158.8	123.0

Hot Briquetted Iron - Western Australia
Production	('000 tonnes)	176.5	291.0	62.9	572.9	321.6
Shipments	('000 tonnes)	237.8	107.0	92.5	398.6	331.8

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)	BHP has changed the basis for reporting Iron Ore production and shipments from dry tonnes to wet tonnes. Comparative data presented above has been restated accordingly. Restated data for the 12 months ended 30 June 2000 and the six months ended 31 December 2000 has been included in this report as supplementary information.
(3)	Production & shipments reported is the proportion of total production & shipments determined by BHP's equity interest in Samarco Mineracao (50%) and Orinoco Iron C.A. (50%).

MINERALS (1)

COPPER PRODUCTION SUMMARY
Copper in Concentrate	- Chile	101.8	109.7	117.2	324.9	343.6
('000 tonnes)	- PNG	53.5	55.9	39.6	160.9	129.4
	- Peru	19.1	24.8	21.3	67.3	65.3
Total		174.4	190.4	178.1	553.2	538.3

Gold in Concentrate	- Chile	14 024	17 586	18 411	52 074	59 415
(fine ounces)	- PNG	118 540	130 307	109 730	393 203	290 674
	- Peru	6 054	5 457	9 161	19 684	29 843
Total		138 618	153 350	137 302	464 961	379 935

Copper Cathodes (SXEW)	- Chile	21.0	20.5	20.1	61.4	60.2
('000 tonnes)	- USA (2)	6.5	7.1	7.6	20.7	24.1
Total		27.5	27.6	27.7	82.1	84.3

Copper Smelting and Refining	- Saleable Rod	0.0	0.0	0.0	0.0	48.6
(all sources) ('000 tonnes)	- Gold Fine Ounces	0	0	0	0	50 180

COPPER SHIPMENTS SUMMARY

Copper (3)	- Chile	113.2	122.5	110.4	325.1	342.5
('000 tonnes)	- PNG	55.5	55.5	48.9	148.6	140.8
	- Peru	12.5	25.3	26.8	56.1	65.8
	- Smelter and Refinery (2)
	- BHP Source	0.0	0.0	0.0	0.0	30.0
	- Custom and Purchased	0.0	0.0	7.7	0.0	103.1
		181.2	203.3	193.8	529.8	682.2

Gold (fine ounces)	- Chile	17 814	21 838	18 168	57 234	63 617
(fine ounces)	- PNG	119 735	141 549	121 658	365 870	310 769
	- Peru	3 629	5 431	11 774	15 663	29 809
	- Smelter and Refinery (2)
	- BHP Source	0	0	0	0	35 550
	- Custom and Purchased	0	0	96	0	27 294
		141 178	168 818	151 696	438 767	467 039

Copper Cathodes (SXEW)	- Chile	21.8	19.8	20.4	63.7	59.9
('000 tonnes)	- USA (2)	7.3	6.0	7.6	20.4	24.1
		29.1	25.8	28.0	84.1	84.0

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)	Following the announcement on 25 June 1999, production at North American copper operations have ceased, other than SXEW operations which continue at the Pinto Valley and San Manuel mines.
(3)	Excludes USA and Chile Copper Cathodes (SXEW) shipments.

MINERALS (1) (2)

Escondida, Chile - Copper
Material mined (100% Basis)	('000 tonnes)	74 691	77 436	66 216	227 685	193 135
Ore milled (100% Basis)	('000 tonnes)	11 128	11 534	11 484	35 022	34 672
Average head grade
- Copper	(%)	1.95%	1.94%	2.00%	1.91%	1.97%
Production ex Mill - 100%	('000 tonnes)	176.42	190.37	199.41	566.29	596.40

Production
- Copper in concentrate	('000 tonnes)	101.83	109.66	117.16	324.97	343.56
- Gold in concentrate	(fine ounces)	14 024	17 586	18 411	52 074	59 415
- Copper cathodes (SXEW)	('000 tonnes)	21.0	20.5	20.1	61.4	60.2

Shipments
Copper in concentrate	('000 tonnes)	113.20	122.50	110.39	325.10	342.49
Gold	(fine ounces)	17 814	21 838	18 168	57 234	63 617
Copper cathodes (SXEW)	('000 tonnes)	21.8	19.8	20.4	63.7	59.9

Ok Tedi, Papua New Guinea - Copper
Material mined	('000 tonnes)	22 244	22 673	20 316	67 216	63 276
Ore milled	('000 tonnes)	8 250	8 286	5 655	23 907	19 656
Average head grade
- Copper	(%)	0.85%	0.91%	1.01%	0.89%	0.84%
- Gold	(g/t)	0.70	0.77	1.12	0.82	0.78

Production
- Copper in concentrate	('000 tonnes)	53.5	55.9	39.6	160.9	129.4
- Gold in concentrate	(fine ounces)	118 540	130 307	109 730	393 203	290 674

Shipments
Copper	('000 tonnes)	55.5	55.5	49.4	148.6	141.3
Gold	(fine ounces)	119 735	141 549	121 658	365 870	310 769

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)	Material mined, ore treated and average head grade data is based on total mine activity. All copper operations are controlled entities except Escondida, Chile which is a joint venture (BHP share 57.5%).

MINERALS (1) (2)

Tintaya, Peru - Copper
Material mined	('000 tonnes)	14 566	16 723	15 594	47 684	43 406
Ore milled	('000 tonnes)	1 429	1 744	1 330	4 793	4 188
Average head grade
- Copper	(%)	1.47%	1.56%	1.77%	1.53%	1.71%

Production
- Copper in concentrate	('000 tonnes)	19.1	24.8	21.3	67.3	65.3
- Gold in concentrate	(fine ounces)	6 054	5 457	9 161	19 684	29 843

Shipments
Copper	('000 tonnes)	12.5	25.3	26.8	56.1	65.8
Gold	(fine ounces)	3 629	5 431	11 774	15 663	29 809

San Manuel Mine, USA - Copper (3)
Production
- Copper cathodes (SXEW)	('000 tonnes)	2.5	2.7	3.2	8.0	10.2

Pinto Valley, USA - Copper (3)
Production
- Copper cathodes (SXEW)	('000 tonnes)	4.0	4.4	4.4	12.7	14.0

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)	Material mined, ore treated and average head grade data is based on total mine activity. All copper operations are controlled entities except Escondida, Chile which is a joint venture (BHP share 57.5%).
(3)	Following the announcement on 25 June 1999, production at North American copper operations have ceased, other than SXEW operations which continue at the Pinto Valley and San Manuel mines.

MINERALS (1)

Diamonds (2)

Ekati, Canada
Production
- Diamonds	('000 carats)	375	318	296	1 001	931

Silver, Lead & Zinc

Cannington, Australia
Material mined (100% Basis)	('000 tonnes)	464	460	397	1 354	1 187
Ore milled (100% Basis)	('000 tonnes)	422	461	405	1 291	1 184
Average head grade
- Silver	(g/t)	539	615	660	607	625
- Lead	(%)	13%	14%	14%	13%	14%
- Zinc	(%)	6%	6%	5%	5%	5%

Production
- Silver in (lead) concentrate	('000 ounces)	6 989	8 194	7 823	23 378	21 425
- Lead in concentrate	(tonnes)	47 608	52 108	51 001	153 745	146 609
- Zinc in concentrate	(tonnes)	18 868	21 335	14 830	55 759	46 542

Shipments
- Silver in concentrate	('000 ounces)	8 779	7 095	6 842	23 359	20 836
- Lead in concentrate	(tonnes)	58 893	45 300	46 731	152 698	144 879
- Zinc in concentrate	(tonnes)	24 795	15 726	14 114	54 374	46 662

Platinum Group Metals (3)

Hartley, Zimbabwe
Production (BHP Share)
- Platinum in final leach concentrate	(ounces)	0	0	0	0	9 063
- Palladium in final leach concentrate	(ounces)	0	0	0	0	6 944
- Rhodium in final leach concentrate	(ounces)	0	0	0	0	611

Shipments (BHP Share)
- Platinum in final leach concentrate	(ounces)	0	0	5 762	0	19 746
- Palladium in final leach concentrate	(ounces)	0	0	4 612	0	14 317
- Rhodium in final leach concentrate	(ounces)	0	0	460	0	1 538

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)	Ekati, Canada commissioned during October 1998. BHP's interest in the joint venture and reported share of production is 51%.
(3)	BHP's interest in the joint venture and reported share of production is 67%, however BHP has an effective economic interest of 90.1%. On the 2 June 1999 BHP announced that it had signed an agreement with Zimbabwe Platinum Mines Limited (Zimplats) for the conditional sale by BHP to Zimplats of its interest in Hartley and Mhondoro joint venture projects in Zimbabwe.

PRODUCTION AND SHIPMENT REPORT (1) - MARCH 2001

		QUARTER ENDED
		30 SEP	31 DEC	31 MAR	30 JUN	30 SEP	30 DEC
		1999	1999	2000	2000	2000	2000

MINERALS - SUPPLEMENTARY DATA (1)

Iron Ore (2)
Production
Western Australia
Mt Newman Joint Venture		4.94	3.74	4.69	6.03	5.62	5.50
Goldsworthy Joint Venture	(millions tonnes)	1.85	1.78	1.05	1.42	1.63	1.73
Yandi Joint Venture	(millions tonnes)	5.84	4.95	5.26	6.57	7.08	5.84
Jimblebar	(millions tonnes)	1.34	1.21	1.13	1.25	1.13	1.25
BHP total share of production
(Western Australia)	(millions tonnes)	13.97	11.68	12.13	15.27	15.46	14.32

Brazil
Samarco (3)	(millions tonnes)	1.59	1.71	1.68	1.79	1.82	1.91

Australian Shipments
- Lumps	(millions tonnes)	3.88	3.34	3.28	3.59	3.94	3.73
- Fines	(millions tonnes)	10.04	9.85	8.47	11.24	11.04	11.40
BHP total share of Australian shipments	(millions tonnes)	13.92	13.19	11.75	14.83	14.98	15.13

Brazil
Samarco (3)	(millions tonnes)	2.04	1.73	1.71	1.71	1.67	2.15

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)	BHP has changed the basis for reporting Iron Ore production and shipments from dry tonnes to wet tonnes. Historical data presented above has been provided for comparative purposes.
(3)	Production & shipments reported is the proportion of total production & shipments determined by BHP's equity interest in Samarco Mineracao (50%) and Orinoco Iron C.A. (50%).

PRODUCTION AND SHIPMENT REPORT (1) - MARCH 2001

		QUARTER ENDED			9 MONTHS	9 MONTHS
		31 MAR	31 DEC	31 MAR	TO MAR	TO MAR
		2001	2000	2000	2001	2000

PETROLEUM (1)

Crude Oil & Condensate ('000 barrels)
Australia / Asia
Bass Strait		6 990	7 096	8 668	21 891	27 636
North West Shelf
	- Condensate	1 240	1 144	1 479	3 609	4 277
	- Wanaea / Cossack	1 820	1 885	1 735	5 388	4 000
Laminaria (2)		3 533	3 875	3 508	11 777	5 293
Buffalo (3)		-	763	1 916	1 520	1 958
Other Australia
	- Griffin	2 241	1 714	1 101	5 947	4 437
Asia	- PNG	-	-	-	-	1 178
	- Pakistan	3	-	-	3	-
Americas		941	944	875	2 711	2 798
Europe/Russia/Africa/Middle East
Liverpool Bay		2 469	1 978	2 053	6 162	5 279
Other Europe - Bruce		674	601	799	1 722	2 096

	Total	19 911	20 000	22 134	60 730	58 951

Natural gas (billion cubic feet)
Australia / Asia
Bass Strait		22.91	18.96	14.74	69.65	56.08
North West Shelf - Domestic		3.29	3.28	3.11	9.69	9.90
North West Shelf - LNG		14.24	13.83	15.35	43.27	45.81
Griffin		0.73	0.82	0.29	2.30	0.96
Pakistan		0.40	5.38	-	0.40	-
Americas		5.19		4.72	15.78	12.57
Europe/Russia/Africa/Middle East
	- Bruce	10.43	9.38	10.83	24.82	21.78
	- Keith	0.24	0.11	-	0.35	-
	- Liverpool Bay	10.18	9.07	10.40	23.93	28.28
	Total	67.6	60.8	59.4	190.2	175.4

LPG ('000 tonnes)
Bass Strait		113.21	95.70	115.21	337.06	373.34
North West Shelf		30.44	30.69	34.94	92.61	91.25
Griffin		0.51	1.50	0.82	3.58	3.03
Bruce		23.01	26.72	26.50	61.30	46.70
Keith		3.45	0.43	-	3.89	-
	Total	170.6	155.0	177.5	498.4	514.3

Ethane ('000 tonnes)		15.69	9.98	17.96	48.89	59.88
Methanol ('000 tonnes)		-	-	10.28	-	27.57

(1)	Includes BHP's share of production from joint ventures and 100% of production from controlled entities.
(2)	Laminaria commenced production in November 1999.
(3)	BHP's interest in Buffalo was sold effective 1 Sept 2000.

PRODUCTION AND SHIPMENT REPORT (1) - MARCH 2001

			QUARTER ENDED			9 MONTHS	9 MONTHS
			31 MAR	31 DEC	31 MAR	TO MAR	TO MAR
			2001	2000	2000	2001	2000

STEEL - CORE BUSINESSES (1)
('000 tonnes unless stated otherwise)
Production

Iron Sands		- New Zealand	274	712	666	1 709	1 888
Coke		- Australia	578	599	595	1 793	1 797
Iron		- Australia	1 177	1 231	1 214	3 706	3 710

Raw Steel		- Port Kembla Steelworks	1 120	1 226	1 210	3 655	3 682
		- Glenbrook Steelworks (NZ)	157	146	146	449	440
	Total Raw Steel		1 277	1 372	1 356	4 104	4 122

Raw Steel		- Delta, Ohio USA (6)	190	186	160	569	506

Marketable steel products
	Flat Products	- Flat and Tinplate Products	1 094	1 152	1 165	3 488	3 548
	Coated Products	- Rolled and Coated Products	462	464	535	1 457	1 586
		- Flat and Coated Products (NZ)	139	125	145	402	424
		- Rolled and Coated Products (Offshore)	81	98	70	249	203
		- Building Products (Includes offshore)	42	34	63	116	153

	Sub Total (2)		1 345	1 268	1 199	3 852	3 616

		- Delta, Ohio USA (6)	186	182	157	557	496

Despatches (3)

Business Unit		- Flat Products	1 098	1 069	871	3 410	3 216
		- Coated Products	666	691	669	2 089	2 151

	Sub Total (4)		1 282	1 236	1 156	3 755	3 505

External	Australia	- Domestic (5)	515	503	472	1 503	1 456
		- Export	546	515	448	1 602	1 382
	New Zealand	- Domestic (5)	56	62	47	185	143
		- Export	77	55	96	200	289
	Other Offshore		88	102	93	264	235

	Total		1 282	1 237	1 156	3 754	3 505

	Delta, Ohio USA (6)		190	177	171	557	498

(1)	Includes BHP's share of production from joint ventures and 100% of production from controlled entities.
(2)	The total excludes production for intra-business sales. Therefore, the total figure for BHP Steel is less than the sum of the individual businesses.
(3)	Steel products only. Excludes pig iron and by-products.
(4)	The total excludes intra-business despatches. Therefore, the total figure for BHP Steel is less than the sum of the despatches of the individual business units.
(5)	Includes despatches to OneSteel Limited from 1 November 2000.
(6)	Investments. Production and despatches reported is that proportion of total production and despatches determined by BHP's equity interest: North Star BHP LLC (50%).

PRODUCTION AND SHIPMENT REPORT (1) - MARCH 2001

			QUARTER ENDED			9 MONTHS	9 MONTHS
			31 MAR	31 DEC	31 MAR	TO MAR	TO MAR
			2001	2000	2000	2001	2000

STEEL - DISCONTINUING OPERATIONS (1) (2)
('000 tonnes unless stated otherwise)

Production

Iron Ore		- Australia	-	254	687	909	2 159
Coke		- Australia	-	49	149	198	616
Iron		- Australia	-	102	290	372	1 274

Raw Steel		- Whyalla Steelworks	-	99	266	344	740
		- Newcastle Steelworks	-	0	-	-	434
		- Sydney Steel Mill	-	36	101	164	281

	Total Raw Steel		-	135	367	508	1 455

Marketable steel products
	Long Products		-	171	591	711	1 858
	Other Offshore (USA) (3)		-	0	105	-	323

	Sub Total (4)		-	171	696	711	2 233

Despatches (5)

	Long Products		-	166	636	701	1 996
	Other Offshore (USA) (3)		-	0	104	-	323

	Sub Total		-	166	716	692	2 275

External	Australia	- Domestic	-	150	519	631	1 598
		- Export	-	16	92	61	353
	Offshore (3)		-	0	105	-	324

	Total		-	166	716	692	2 275

(1)	Includes BHP's share of production from joint ventures and 100% of production from controlled entities.
(2)	Year to date data reflects the impact of the OneSteel spinout effective 31 October 2000.
(3)	US Steel Businesses were sold in June 2000.
(4)	Steel products only. Excludes pig iron and by-products.
(5)	The total excludes intra-business sales. Therefore, the total figure for discontinuing operations is less than the sum of the individual businesses.